September 18, 2018

Ann Marie Sastry, Ph.D
Chief Executive Officer
Amesite Inc.
205 East Washington Street
Suite B
Ann Arbor, MI 48104

       Re: Amesite Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 7, 2018
           File No. 333-226174

Dear Dr. Sastry:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-1

Description of Our Business
Our Proprietary Technology, page 20

1. Your revised disclosure in response to prior comment 2 indicates that you have not yet decided which type of blockchain that you will incorporate into your platform.
       Nonetheless, please briefly discuss the material advantages and disadvantages of a public blockchain versus a private blockchain in the context of your intended business, including any anticipated risks and challenges with regard to revenues, operating expenses, or
 Ann Marie Sastry, Ph.D
Amesite Inc.
September 18, 2018
Page 2
      capital expenditures. Further, given your revised disclosure that you have not yet identified a third-party provider of public or private blockchain solutions, please clarify whether you have internally begun to design or develop blockchain technology in your discussion of plan of operations on page 27. In this regard, we note your disclosure on page 21 that you have at least one pending U.S. patent application covering blockchain technology.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                             Sincerely,

FirstName LastNameAnn Marie Sastry, Ph.D                     Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameAmesite Inc.
                                                             and Services
September 18, 2018 Page 2
cc:       Anthony W. Epps, Esq
FirstName LastName